Gabelli Income Series Funds, Inc.
                            One Corporate Center
                          Rye, New York 10580-1434



                                                  March 27, 2001

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Brion Thompson

                    Re:   Gabelli Income Series Funds, Inc.
                          Commission File No.: 811-8866
                          Registration No.:  33-86572

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Gabelli Income Series Funds, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form N-1A, together with all exhibits and amendments thereto, Commission File No. 811-8866 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 13, 1995.

         The Registrant proposed to register shares of its common stock, $0.001 par value per shares, under the Registrant Statement. Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the offering of securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

         Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding the foregoing application for withdrawal, please contact Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to the Registrant in connection with the Registration Statement, at (212) 735-3000.

                                            Very truly yours,

                                            /s/ Bruce Alpert
                                            ---------------------
                                            Bruce Alpert
                                            Secretary and Treasurer
                                            Gabelli Income Series Funds, Inc.


cc:  Michael Hoffman, Esq.